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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*



                                Baan Company N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   N08044-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]          Rule 13d-1(b)

     [ ]          Rule 13d-1(c)

     [X]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)



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CUSIP No.   N08044-10-4

--------------------------------------------------------------------------------

        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           Vanenburg Group B.V. (formerly Vanenburg Ventures BV and Baan Investment B.V.)
--------------------------------------------------------------------------------

        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)   [ ]

           (b)   [X]
--------------------------------------------------------------------------------

        3. SEC Use Only
--------------------------------------------------------------------------------

        4. Citizenship or Place of Organization    The Netherlands
--------------------------------------------------------------------------------
Number of
Shares            5.   Sole Voting Power        0
Beneficially      --------------------------------------------------------------
Owned by Each
Reporting         6.   Shared Voting Power      21,078,821
Person With:      --------------------------------------------------------------

                  7.   Sole Dispositive Power   0
                  --------------------------------------------------------------

                  8.   Shared Dispositive Power 14,729,628
--------------------------------------------------------------------------------

        9. Aggregate Amount Beneficially Owned by Each Reporting Person

           21,078,821

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        11. Percent of Class Represented by Amount in Row (9)        9.55  %
--------------------------------------------------------------------------------

        12.    Type of Reporting Person (See Instructions)           00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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ITEM 1.

       (a)    Name of Issuer: Baan Company N.V.

       (b)    Address of Issuer's Principal Executive Offices:

              Baron van Nagellstraat 89
              3371 LK Barneveld
              PO Box 143
              3770 AC Barneveld
              The Netherlands

ITEM 2.

       (a) Name of Person Filing: Vanenburg Group B.V. (formerly Vanenburg Ventures BV and formerly Baan Investment B.V.)

       (b)    Address of Principal Business Office or, if none, Residence:

              PO Box 231
              3882 RH Putten
              The Netherlands

       (c)    Citizenship: The Netherlands

       (d)    Title of Class of Securities: Common Stock

       (e)    CUSIP Number: N08044-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b)    [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e) [ ] An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);

       (f)    [ ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

       (g)    [ ] A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j)    [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



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       (a)    Amount of beneficially owed: 21,078,821

       (b)    Percent of class: 9.55%

       (c)    Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote. 0

              (ii) Shared power to vote or to direct the vote. 21,078,821

              (iii) Sole power to dispose or to direct the disposition of . 0

              (iv) Shared power to dispose or to direct the disposition of.
                   14,729,628

       Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       Stichting Administratiekantoor Vanenburg Ventures, a share administration foundation under the Netherlands law (the "Share Administration Foundation"), holds all of the shares of Vanenburg Group B.V. (formerly Vanenburg Ventures BV and formerly Baan Investment B.V.) ("Vanenburg") and thereby shares the power to vote the shares of Vanenburg. Oikonomos, a charitable foundation established under Netherlands law (the "Foundation"), holds the economic interest in all of the shares of Vanenburg.

       Jan Baan and Johan George Paulus Baan ("J.G. Paul Baan") serve as the directors of the Share Administration Foundation, and thereby share the power to vote the shares of Vanenburg.

       In November 1994, Jan Baan and J.G. Paul Baan established the Foundation to carry out charitable activities throughout the world. In establishing the Foundation, Jan Baan and J.G. Paul Baan desired to transfer the economic value of their indirect (through Baan Brothers B.V. ("BBB"), formerly named Baan Business B.V., formerly named Baan Barneveld Beheer B.V.) share interests in the Issuer to the Foundation while retaining effective voting control over such shares. In order to accomplish this, Messrs. Baan and Baan established or caused to be established the Foundation,Vanenburg and the Share Administration Foundation. Messrs. Baan and Baan transferred all of the shares in the Issuer from BBB, a company beneficially owned and controlled by them, to Vanenburg. All of the shares of Vanenburg are held by the Share Administration Foundation, which therefore has the right to vote all the shares of Vanenburg. In exchange for the acquisition of shares in Vanenburg by the Share Administration Foundation, the Share Administration Foundation transferred to the Foundation depositary receipts representing the economic interest in the shares of Vanenburg. As a result, the Foundation now indirectly owns (through the Share Administration Foundation and Baan Investment) 100% of the economic interest in the shares of the Issuer held by Vanenburg. Jan Baan and J.G. Paul Baan, as directors of the Share Administration Foundation, effectively retain voting control of these shares of the Issuer. The ability of Vanenburg to transfer the shares of the Issuer is subject to certain approval rights of Baan Brothers B.V.)

       Jan Baan beneficially owned 327,973 shares and J.G. Paul Baan beneficially owned 266,434 shares of which 235,665 with respect to each represented shares issuable upon the exercise of options that are vested and exercisable as of sixty days following December 31, 1999.



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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.



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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                                        July 11, 2000
                                           -------------------------------------
                                                            Date

                                                 /s/ Wim Heijting
                                           -------------------------------------
                                                          Signature

                                           Wim Heijting, CEO and General Counsel
                                           -------------------------------------
                                                          Name/Title

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

       ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)